Cushing® Mutual Funds Trust

8117 Preston Road, Suite 440

Dallas, Texas 75225

November 15, 2017

Keith A. Gregory

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Cushing® Mutual Funds Trust
Cushing® MLP Infrastructure Fund
Registration Statement on Form N-1A
(File Nos. 333-220521 and 811-23293)

Dear Mr. Gregory:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Cushing® Mutual Funds Trust (the “Fund”) hereby requests acceleration of the effective date of the Fund’s Registration Statement on Form N-1A (File Nos. 333-220521 and 811-23293) (the “Registration Statement”) so that it may become effective at 4:00 p.m., Eastern time, on Wednesday, November 15, 2017, or as soon as practical thereafter.

Sincerely,

CUSHING® MUTUAL FUNDS TRUST

By:	/s/ Barry Y. Greenberg
Barry Y. Greenberg
Secretary